EXHIBIT 11
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CATSKILL FINANCIAL CORPORATION
COMPUTATION OF NET INCOME PER COMMON SHARE

                                                           Year Ended September 30,
                                                         1997                       1996
                                                   (dollars in thousands, except per share amounts)
Net income applicable to common shares                   $    3,907                 $3,317

Weighted average common shares outstanding                4,629,697                    N/A<F1>

Net income per common share                              $      .84

Net income per common share--primary

  Weighted average common shares outstanding              4,629,697

  Dilutive common stock options(F2)                          93,418

  Weighted average common shares and common
    shares equivalents outstanding                        4,723,115

  Net income per common share--primary                   $      .83


Net income per common share--fully diluted

  Weighted ave rage common shares outstanding             4,629,697

  Dilutive common stock options(F2)                         140,857

  Weighted average common shares and common
    shares equivalents outstanding                        4,770,554

Net income per common share--fully diluted               $      .82

<F1>Earnings per share is only meaningful for the year ended September
    30, 1997, since the Company completed its initial public offering on April 18, 1996

<F2>Dilutive common stock options (includes restricted stock under the Company's MRP plan and options under its stock option plan) are based on the treasury stock method using average market price in computing net income per share--primary, and the higher of period-end market price or average market price in computing net income per common share--fully diluted
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